Codexis, Inc. 200 Penobscot Drive
Redwood City, CA 94063
Tel: 650.421.8100
Fax: 650.421.8102
www.codexis.com

February 12, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-362

Attention: Tracey McKoy

Re:	Codexis, Inc.
Form 10-Q for the Fiscal Quarter Ended September 30, 2012
Filed November 7, 2012
File No. 001-34705

Dear Ms. McKoy:

On behalf of Codexis, Inc. (the “Company”), this letter is being submitted in reference to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) to John Nicols, President and Chief Executive Officer of the Company, dated January 29, 2013 (the “Comment Letter”), with respect to the Company’s above-referenced filing.

The Company is working expeditiously to respond to the Staff’s comments while also preparing its Annual Report on Form 10-K and preparing for its earnings release for the fiscal quarter and full fiscal year ended December 31, 2012. As Zachary Hale of Latham & Watkins LLP, the Company’s outside counsel, discussed with you by telephone, this letter is to confirm the Staff’s agreement to extend the period of time for the Company to respond to the Comment Letter until March 13, 2013, in order to allow the Company adequate internal and external review of the comments during this busy period. We greatly appreciate the Staff’s agreement to this extension.

Please do not hesitate to contact me at (650) 421-8160 if you have any questions.

Very truly yours,

/s/ Douglas Sheehy

Douglas Sheehy

Senior Vice President and

General Counsel